UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 19)*

Rewards Network Inc.
--------------------------------------------------------------------------------
(Name of Issuer)

Common Stock, $0.02 par value
--------------------------------------------------------------------------------
(Title of Class of Securities)

893767103
--------------------------------------------------------------------------------
(CUSIP Number)

Jonathan D. Wasserman, Esq.
Equity Group Investments, L.L.C.
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
312-454-0100
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 27, 2010
--------------------------------------------------------------------------------
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 893767103	SCHEDULE 13D/A	Page 2 of 17
_____________________________________________________________________________
1.           Name of Reporting Persons.

Samstock, L.L.C.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Delaware
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 10,651
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power – 10,651
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person

10,651
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

Less than 0.1% (1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO
_____________________________________________________________________________

(1) Based on 8,815,599 shares of Common Stock outstanding as of October 27, 2010, as disclosed by the Issuer in the Agreement and Plan of Merger attached as Exhibit 1 hereto.

CUSIP No. 893767103	SCHEDULE 13D/A	Page 3 of 17

_____________________________________________________________________________
1.           Name of Reporting Persons.

EGI-Fund (00) Investors, L.L.C.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Delaware
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 135,160
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power – 135,160
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person

135,160
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

1.5% (1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO
_____________________________________________________________________________

(1) Based on 8,815,599 shares of Common Stock outstanding as of October 27, 2010, as disclosed by the Issuer in the Agreement and Plan of Merger attached as Exhibit 1 hereto.

CUSIP No. 893767103	SCHEDULE 13D/A	Page 4 of 17

_____________________________________________________________________________
1.           Name of Reporting Persons.

EGI-Fund (05-07) Investors, L.L.C.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Delaware
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 618,100
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power – 618,100
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person

618,100
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

7.0% (1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO
_____________________________________________________________________________

(1) Based on 8,815,599 shares of Common Stock outstanding as of October 27, 2010, as disclosed by the Issuer in the Agreement and Plan of Merger attached as Exhibit 1 hereto.

CUSIP No. 893767103	SCHEDULE 13D/A	Page 5 of 17

_____________________________________________________________________________
1.           Name of Reporting Persons.

EGI-Fund (08-10) Investors, L.L.C.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Delaware
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 304,532
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power – 304,532
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person

304,532
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

3.5% (1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO
_____________________________________________________________________________

(1) Based on 8,815,599 shares of Common Stock outstanding as of October 27, 2010, as disclosed by the Issuer in the Agreement and Plan of Merger attached as Exhibit 1 hereto.

CUSIP No. 893767103	SCHEDULE 13D/A	Page 6 of 17

_____________________________________________________________________________
1.           Name of Reporting Persons.

SZ Investments, L.L.C.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Delaware
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 1,068,443
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power – 1,068,443
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person

1,068,443
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

12.1%(1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO
_____________________________________________________________________________

(1) Based on 8,815,599 shares of Common Stock outstanding as of October 27, 2010, as disclosed by the Issuer in the Agreement and Plan of Merger attached as Exhibit 1 hereto.

CUSIP No. 893767103	SCHEDULE 13D/A	Page 7 of 17

_____________________________________________________________________________
1.           Name of Reporting Persons.

EGI Acquisition, L.L.C.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Delaware
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 1,254,901
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power – 1,254,901
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person

1,254,901
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

14.2%(1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO
_____________________________________________________________________________

(1) Based on 8,815,599 shares of Common Stock outstanding as of October 27, 2010, as disclosed by the Issuer in the Agreement and Plan of Merger attached as Exhibit 1 hereto.

CUSIP No. 893767103	SCHEDULE 13D/A	Page 8 of 17

_____________________________________________________________________________
1.           Name of Reporting Persons.

EGI Acquisition Parent, L.L.C.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Delaware
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 1,254,901
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power – 1,254,901
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person

1,254,901
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

14.2%(1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO
_____________________________________________________________________________

(1) Based on 8,815,599 shares of Common Stock outstanding as of October 27, 2010, as disclosed by the Issuer in the Agreement and Plan of Merger attached as Exhibit 1 hereto.

CUSIP No. 893767103	SCHEDULE 13D/A	Page 9 of 17

_____________________________________________________________________________
1.           Name of Reporting Persons.

KMJZ Investments, L.L.C.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Delaware
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 1,254,901
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power – 1,254,901
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person

1,254,901
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

14.2%(1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO
_____________________________________________________________________________

(1) Based on 8,815,599 shares of Common Stock outstanding as of October 27, 2010, as disclosed by the Issuer in the Agreement and Plan of Merger attached as Exhibit 1 hereto.

CUSIP No. 893767103	SCHEDULE 13D/A	Page 10 of 17

_____________________________________________________________________________
1.           Name of Reporting Persons.

Chai Trust Company, LLC
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Illinois
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power –2,323,344
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power – 2,323,344
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person

2,323,344
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

26.4%(1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO
_____________________________________________________________________________

(1) Based on 8,815,599 shares of Common Stock outstanding as of October 27, 2010, as disclosed by the Issuer in the Agreement and Plan of Merger attached as Exhibit 1 hereto.

CUSIP No. 893767103	SCHEDULE 13D/A	Page 11 of 17

This Amendment No. 19 to Schedule 13D relates to the common stock, par value $0.02 per share ("Common Stock"), of Rewards Network Inc., a Delaware corporation located at Two North Riverside Plaza, Suite 950, Chicago, Illinois 60606 (the "Issuer").

ITEM 2.                      Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a-c) This Statement is being filed by the following beneficial owners of Common Stock:  Samstock, L.L.C., a Delaware limited liability company ("Samstock"); EGI-Fund (00) Investors, L.L.C., a Delaware limited liability company ("Fund 00"); EGI-Fund (05-07) Investors, L.L.C., a Delaware limited liability company ("Fund 05-07"); EGI-Fund (08-10) Investors, L.L.C., a Delaware limited liability company ("Fund 08-10"); SZ Investments, L.L.C., a Delaware limited liability company ("SZI"); EGI Acquisition, L.L.C., a Delaware limited liability company (“EGIA”); EGI Acquisition Parent, L.L.C., a Delaware limited liability company (“EGIA Parent”); KMJZ Investments, L.L.C., a Delaware limited liability company (“KMJZ”); and Chai Trust Company, LLC, an Illinois limited liability company ("Chai Trust").  Samstock, Fund 00, Fund 05-07, Fund 08-10, SZI, EGIA, EGIA Parent, KMJZ and Chai Trust are sometimes collectively referred to herein as the "Reporting Persons".

The officers of each of Samstock, Fund 00, Fund 05-07, Fund 08-10 and SZI are as follows:

Samuel Zell	President; President and Chairman of Equity Group Investments, L.L.C. ("EGI")
William C. Pate	Vice President; Managing Director of EGI
Philip Tinkler	Vice President and Treasurer; Managing Director of EGI

The officers of each of EGIA, EGIA Parent and KMJZ are as follows:

Samuel Zell	President; President and Chairman of Equity Group Investments, L.L.C. ("EGI")
William C. Pate	Vice President; Managing Director of EGI
Philip Tinkler	Vice President and Treasurer; Managing Director of EGI
Jon Wasserman	Vice President; Managing Director of EGI

SZI is the managing member of each of Samstock, Fund 00, and Fund 05-07, and is the manager of Fund 08-10.  SZI is indirectly owned by various trusts established for the benefit of Samuel Zell and his family (the "Primary Trusts").  The trustee of each of the Primary Trusts is Chai Trust.  The officers and managing directors of Chai Trust are as follows:

Donald J. Liebentritt	President and a Managing Director of Chai Trust; Senior Advisor to EGI and Chief Restructuring Officer of Tribune Company
Kellie Zell	Managing Director of Chai Trust. Ms. Zell also works as a homemaker
JoAnn Zell	Managing Director of Chai Trust. Ms. Zell is a physician
Matthew Zell	Managing Director of Chai Trust and a Managing Director of EGI
Robert M. Levin
Senior Trust Officer and a Managing Director of Chai Trust.  Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602

James Bunegar	Vice President, Chief Operating Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also a Managing Director of EGI
Philip Tinkler	Chief Financial Officer of Chai Trust and a Managing Director of EGI
Jon Wasserman	Managing Director of Chai Trust. Mr. Wasserman is a Managing Director of EGI

CUSIP No. 893767103	SCHEDULE 13D/A	Page 12 of 17

EGIA Parent is the sole member of EGIA.  KMJZ is the manager of EGIA Parent.  KMJZ is indirectly owned by trusts established for the benefit of members of the family of Samuel Zell (the “Irrevocable Trusts”).  The trustee of each of the Irrevocable Trusts is Chai Trust.

The business address of each Reporting Person, Samuel Zell, Donald Liebentritt, William Pate, Philip Tinkler, Kellie Zell, JoAnn Zell, Matthew Zell, James Bunegar and Jon Wasserman is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

(d) and (e) No Reporting Person has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.                      Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following thereto:

The Acquisition of the Issuer

On October 28, 2010, EGIA, EGIA Parent and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the acquisition of the Issuer by EGIA Parent. The Merger Agreement provides that the acquisition will be effected first through a tender offer (the “Tender Offer”) by EGIA for each of the issued and outstanding shares of Common Stock not owed by EGIA for $13.75 in cash, less any applicable withholding taxes and without interest, followed by the merger of EGIA with and into the Issuer (the “Merger”), with the Issuer becoming a wholly-owned subsidiary of EGIA Parent.

The Reporting Persons estimate that the total amount of funds required to consummate the transactions contemplated by the Merger Agreement, including the acquisition of all the outstanding shares of Common Stock pursuant to the Tender Offer and the Merger will be approximately $[    ] million in cash.

In connection with the Tender Offer and the Merger, on October 27, 2010, EGIA entered into an amended and restated commitment letter (the “Debt Commitment Letter”), pursuant to which JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, The PrivateBank and Trust Company and Bank Leumi committed to provide financing for the acquisition of the Issuer, subject to the terms and conditions set forth in the Debt Commitment Letter. The Debt Commitment Letter provides for a term loan facility of up to $46,666,667 and a revolving credit facility of up to $10,000,000.

On October 28, 2010, EGIA Parent entered into a commitment letter (the “Equity Commitment Letter”), pursuant to which the Irrevocable Trusts committed to provide equity financing of up to $61,006,313 for the acquisition of the Issuer, subject to the terms and conditions set forth in the Equity Commitment Letter.

The preceding summary of certain provisions of the Merger Agreement, Debt Commitment Letter and Equity Commitment Letter, copies of which are filed as Exhibit 1, Exhibit 2 and Exhibit 3, respectively, hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of each such agreement, which are incorporated herein by reference.

CUSIP No. 893767103	SCHEDULE 13D/A	Page 13 of 17

ITEM 4.                      Purpose of Transaction.

Item 4 is hereby amended by adding the following thereto:

The October 2010 Transfers

On October 27, 2010, Samstock distributed 1,254,901 shares of Common Stock to its sole member, SZI, for no consideration. Subsequent to such distribution, the direct and indirect shareholders, members and partners of SZI made corresponding distributions of all such 1,254,901 shares of Common Stock, each on a pro rata basis for no consideration, to the Irrevocable Trusts.  Immediately thereafter, the Irrevocable Trusts contributed all of such 1,254,901 shares of Common Stock to EGIA Parent, which then contributed all of such shares to EGIA.  The foregoing transfers are herein referred to as the “October 2010 Transfers”.

After giving effect to the October 2010 Transfers, Samstock holds 10,651 shares of Common Stock and EGIA holds 1,254,901 shares of Common Stock.

The Acquisition of the Issuer

Overview.  As described in Item 3 above, on October 28, 2010, EGIA, EGIA Parent and the Issuer entered into the Merger Agreement providing for the acquisition of the Issuer by EGIA Parent.  The Merger Agreement provided that the acquisition will be effected first through the Tender Offer, followed by the Merger.

The Tender Offer.  EGIA intends to commence the Tender Offer within seven business days.  The tender offer will expire 20 business days after the date it commences unless it is extended.  The tender offer will be conditioned upon, among other things, there being validly tendered in the Tender Offer a number of shares of Common Stock that, together with the shares of Common Stock owned by EGIA, constitute at least 75% of the outstanding shares of Common Stock.

The Voting Agreement.  In connection with the Merger Agreement, on October 28, 2010, EGIA, EGIA Parent and the Issuer entered into a Voting and Support Agreement (the “Voting Agreement”) with Samstock, Fund 00, Fund 05-07 and Fund 08-10 (collectively, the “Stockholder Affiliates”), pursuant to which the Stockholder Affiliates agreed, among other things, to tender the shares of Common Stock held by the Stockholders Affiliates in the Tender Offer.

The Top-Up Option.  The Merger Agreement provides that, subject to certain conditions, the Issuer grants EGIA an irrevocable option to purchase that number of shares of Common Stock equal to the lowest number of shares that, when added to the number of shares of Common Stock owned by EGIA at the time of such exercise, constitutes no less than one share of Common Stock more than 90% of the number of shares of Common Stock outstanding immediately after the issuance of such shares. Such option is not exercisable for more than the number of authorized but unissued (and not reserved for issuance) shares of Common Stock at the time of exercise of the option.

The Merger.  Following the closing of the Tender Offer, if EGIA owns at least 90% of the outstanding shares of Common Stock, EGIA Parent intends to effect the Merger without a vote or meeting of the Issuer’s stockholders pursuant to the short-form merger procedure available under Delaware law.  In the Merger, each outstanding share of Common Stock not tendered and purchased in the Tender Offer will be converted into the right to receive the same consideration that was paid in the Tender Offer.

CUSIP No. 893767103	SCHEDULE 13D/A	Page 14 of 17

Designation of Directors.  The Merger Agreement provides that, upon the acceptance for payment by EGIA for shares of Common Stock tendered pursuant to the Tender Offer, EGIA will be entitled to designate such number of directors, rounded up to the next whole number, on the Issuer board of directors as is equal to the product of the total number of directors on the Issuer board of directors (determined after giving effect to the new directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of  votes represented by shares of Common Stock beneficially owned by EGIA and any of its affiliates bears to the total number of votes represented by shares of Common Stock then outstanding.
Charter and Bylaws. The Merger Agreement provides that, at the Effective Time, the charter of the surviving corporation will be as set forth in an exhibit to the Merger Agreement, until thereafter further amended in accordance with its terms or as provided by law.  EGIA Parent intends to adopt standard subsidiary bylaws for the surviving corporation to be effective immediately after the Effective Time.  The Merger Agreement also provides that the initial directors of the surviving corporation will be as designated by EGIA prior to the Effective Time and the officers of the Issuer immediately prior to the Effective Time will be the initial officers of the surviving corporation, in each case, to hold office in accordance with the terms of the charter and bylaws of the surviving corporation or otherwise as provided by law.

Delisting of Issuer Shares. After completion of the Tender Offer and the Merger, EGIA Parent intends to request that the shares of Common Stock be delisted from The Nasdaq Stock Market, Inc. and apply for termination of registration of the shares of Common Stock under the Securities Exchange Act of 1934, as amended.

The preceding summary of certain provisions of the Merger Agreement and Voting Agreement, copies of which are filed as Exhibit 1 and Exhibit 4, respectively, hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement, which is incorporated herein by reference.

Following the consummation of the Tender Offer and the Merger, EGIA Parent intends to conduct a detailed review of the Issuer’s business, operations, capitalization and management and consider and determine what, if any, changes would be desirable in light of the circumstances which then exist. It is expected that, initially following the consummation of the Tender Offer and the Merger, the business and operations of the Issuer will, except as set forth in the Merger Agreement, be continued substantially as they are currently being conducted, but EGIA Parent expressly reserves the right to make any changes that it deems necessary, appropriate or convenient to optimize the Issuer’s potential in conjunction with EGIA Parent’s businesses or in light of future developments. Such changes could include, among other things, changes in the Issuer’s business, corporate structure, assets, properties, marketing strategies, capitalization, management, personnel or dividend policy and additional changes to the Issuer’s charter and bylaws.

Except as described herein or as would occur upon completion of any of the actions described herein, the Reporting Persons do not and, to the best of the Reporting Persons’ knowledge, the persons named on Item 2 above do not, as of the date of this Statement, have any specific plans or proposals that relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 893767103	SCHEDULE 13D/A	Page 15 of 17

ITEM 5.                      Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b) To the best knowledge of the Reporting Persons, there were 8,815,599 shares of Common Stock outstanding as of October 27, 2010, as disclosed by the Issuer in the Merger Agreement.

Based upon the foregoing, after giving effect to the October 2010 Transfers, (i) the 10,651 shares of Common Stock beneficially owned by Samstock represent approximately less than 0.1% of the issued and outstanding Common Stock; (ii) the 135,160 shares of Common Stock beneficially owned by Fund 00 represent approximately 1.5% of the issued and outstanding Common Stock; (iii) the 618,100 shares of Common Stock beneficially owned by Fund 05-07 represent approximately 7.0% of the issued and outstanding Common Stock; and (iv) the 304,532 shares of Common Stock beneficially owned by Fund 08-10 represent approximately 3.5% of the issued and outstanding Common Stock. SZI and Chai Trust each share beneficial ownership of such aggregate 1,068,443 shares of Common Stock owned by Samstock, Fund 00, Fund 05-07 and Fund 08-10 which represent approximately 12.1% of the issued and outstanding Common Stock.  In addition, the 1,254,901 shares of Common Stock beneficially owned by EGIA, as to which EGIA Parent, KMJZ and Chai Trust each share beneficial ownership, represent approximately 14.2% of the issued and outstanding Common Stock.  In the aggregate, Chai Trust shares beneficial ownership of 2,323,344 shares of Common Stock, representing approximately 26.4% of the issued and outstanding Common Stock.

 (c) Except as set forth above, during the last 60 days, no transactions in the Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the persons set forth in Item 2.

(d) No person other than an EGI Entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following:

As described in Item 3 above, in connection with the Tender Offer and the Merger, EGIA entered into the Debt Commitment Letter and the Equity Commitment Letter.

Other than as described elsewhere in this Statement and as previously reported, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the shares Common Stock which are required to be described hereunder.

CUSIP No. 893767103	SCHEDULE 13D/A	Page 16 of 17

ITEM 7.                      Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following:

Exhibit 1
Agreement and Plan of Merger, dated as of October 28, 2010, among EGI Acquisition Parent, L.L.C., EGI Acquisition, L.L.C. and Rewards Network Inc. (incorporated by reference to Exhibit 2.1 to the Rewards Network Inc. Current Report on Form 8-K filed with the SEC on October 28, 2010)

Exhibit 2
Amended and Restated Commitment Letter, dated as of October 27, 2010, among EGI Acquisition, L.L.C., JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, The PrivateBank and Trust Company and Bank Leumi

Exhibit 3	Commitment Letter, dated as of October 28, 2010, between the Irrevocable Trusts and EGI Acquisition Parent, L.L.C.

Exhibit 4
Voting and Support Agreement, dated as of October 28, 2010, among EGI Acquisition Parent, L.L.C., EGI Acquisition, L.L.C., Rewards Network Inc.,  Samstock, L.L.C., EGI-Fund (00) Investors, L.L.C., EGI-Fund (05-07) Investors, L.L.C., and EGI-Fund (08-10) Investors, L.L.C. (incorporated by reference to Exhibit 10.1 to the Rewards Network Inc. Current Report on Form 8-K filed with the SEC on October 28, 2010)

CUSIP No. 893767103	SCHEDULE 13D/A	Page 17 of 17

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: October 28, 2010

SZ INVESTMENTS, L.L.C.
SAMSTOCK, L.L.C.
EGI-FUND (00) INVESTORS, L.L.C.
EGI-FUND (05-07) INVESTORS, L.L.C.
EGI-FUND (08-10) INVESTORS, L.L.C.
EGI ACQUISITION, L.L.C.
EGI ACQUISITION PARENT, L.L.C.
KMJZ INVESTMENTS, L.L.C.

Each by: /s/ PHILIP G. TINKLER
-------------------------------------
Name: Philip G. Tinkler
Title: Vice President

CHAI TRUST COMPANY, LLC

By: /s/ PHILIP G. TINKLER
-------------------------------------
Name: Philip G. Tinkler
Title: Chief Financial Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission July be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)